Mail Stop 4561

March 19, 2009

Mark Garrett
Executive Vice President and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

     Re: Adobe Systems Incorporated.
            Form 10-K for the Fiscal Year Ended November 28, 2008
            Filed January 23, 2009
            File No. 000-15175

Dear Mr. Garrett:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief